UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 31, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

MSCI Inc.

File No. 333-144975 - CF#35544

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MSCI Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 31, 2007.

Based on representations by MSCI Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through January 28, 2021
Exhibit 10.2	through January 28, 2021
Exhibit 10.3	through January 28, 2021
Exhibit 10.4	through January 28, 2021
Exhibit 10.5	through January 28, 2021
Exhibit 10.6	through January 28, 2021
Exhibit 10.7	through January 28, 2021
Exhibit 10.8	through January 28, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary